abrdn ETFs

712 Fifth Avenue – 49th Floor

New York, New York 10019

November 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: abrdn ETFs (the “Trust”); File Nos. 811-22986 and 333-198170

Ladies and Gentlemen:

On behalf of the Trust, please find enclosed the following documents for filing pursuant to Rule 17g-1 (the “Rule”) of the Investment Company Act of 1940, as amended (the “1940 Act”):

1.	A copy of (i) contract endorsement No. 2 to the Trust’s Investment Company Blanket Bond No. B080141967P21 (the “Bond”) increasing the amount of the Bond from $750,000 to $1,000,000 effective October 18, 2021; and (ii) contract endorsement No. 1 to the Bond, amending the additional named insureds to include the abrdn Bloomberg Industrial Metals Strategy K-1 Free ETF effective August 3, 2021.

2.	Resolutions adopted by a majority of the Trustees who are not “interested persons” of the Trust, as defined by Section 2(a)(19) of the 1940 Act, via unanimous written consent on October 25, 2021, approving the form and amount of the Bond.

The additional premium of $1,750 was paid for the amendment of the Bond for the period From October 18, 2021 until April 27, 2022.

abrdn ETFs

/s/ Megan Kennedy

Megan Kennedy

Secretary

Willis Limited FINEX Global

CONTRACT ENDORSEMENT

INSURED:	ETFS Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF
ETFS Bloomberg All Commodity Strategy K-1 Free ETF
ETFS Bloomberg Energy Commodity Longer Dated
Strategy K-1 Free ETF
and as more fully defined in the contract

PERIOD:	27 April 2021 to 27 April 2022

TYPE:	Insurance of
Directors & Officers and Company Reimbursement
Insurance

UNIQUE MARKET REFERENCE:	B080141967P21

ENDORSEMENT REFERENCE:	0002

EFFECTIVE DATE:	18 October 2021

It is hereby noted and agreed that with effect from 18 October 2021, Item 3. Limit of Liability in Section B – CRIME POLICY is increased from USD 750,000 in the aggregate to USD 1,000,000 in the aggregate.

For the period 18 October 2021 to 27 April 2022, the additional premium for this endorsement is USD 1,750.00.

All other terms and conditions remain unaltered.

Willis Limited WLM 0801 Willis Internal Ref 0002	1

Willis Limited FINEX Global

CONTRACT ENDORSEMENT

UNIQUE MARKET REFERENCE:	B080141967P21

ENDORSEMENT REFERENCE:	0002

CONTRACT ADMINISTRATION AND ADVISORY SECTIONS

SETTLEMENT
DUE DATE:

In the absence of an insurer(s) specified Settlement Due Date, the Settlement Due Date will be calculated by applying the terms of trade for the inception premium to whichever is the later of either:

1)	the latest effective date of the subject matter of the contract endorsement; or

2)	the date on which the final insurer(s) agreement is obtained.

AGREEMENT

GENERAL UNDERWRITERS AGREEMENT (GUA) Each Underwriter’s proportion is several not joint
Slip Leader Only	Slip Leader And Agreement Parties	All Underwriters

Willis Limited WLM 0801 Willis Internal Ref 0002	2

UMR: B080141967P21

SECURITY DETAILS

Endorsement Version Date	27 Oct 2021 14:54

Endorsement Status	Completed

UMR	B080141967P21

Broker Endorsement Reference	increased crime limit

Endorsement Name	increased crime limit

(Re)Insured	Standard Life Investments - ETF Funds

Agreement Practice	Each for own part

Agreement Instructions

CONFIRMATION OF AGREEMENT BY REQUIRED AGREEMENT PARTIES:

Agreement Party To All Endorsements			Agreed 29 Oct 2021 09:33
Underwriter Company	Underwriter	Stamp	Underwriter Ref
K2 Insurance International	Mike Butcher	K2 Financial Ltd Facility K2 FI Consortium 9375. All underwriters as per LPSO Registered Consortium No 9375	AWA687A21AC

Market Endorsement - Security Details	Page 1 of 1	29 October 2021 09:33:55
Policy No.: 41967P21

Willis Limited FINEX Global

CONTRACT ENDORSEMENT

INSURED:	ETFS Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF
ETFS Bloomberg All Commodity Strategy K-1 Free ETF
ETFS Bloomberg Energy Commodity Longer Dated
Strategy K-1 Free ETF
and as more fully defined in the contract

PERIOD:	27 April 2021 to 27 April 2022

TYPE:	Insurance of
Directors & Officers and Company Reimbursement
Insurance

UNIQUE MARKET REFERENCE:	B080141967P21

ENDORSEMENT REFERENCE:	0001

EFFECTIVE DATE:	3 August 2021

It is hereby noted and agreed that:

1.	“ENDORSEMENT NO1. ATTACHING TO SECTION A AND SECTION B, Additional Insured Endorsement” is deleted and replaced with the following:

This endorsement forms a part of Policy Number B080141967P21 issued to Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF (BCD), Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF (BCI), Aberdeen Standard Bloomberg WTI Crude Oil Strategy K-1 Free ETF (AOIL) (formerly, Aberdeen Standard Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF (BEF)) In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

This policy is endorsed to provide cover for the following Additional Named Insured:

●	Aberdeen Standard All Commodity Fund Limited

●	Aberdeen Standard All Commodity Longer Dated Fund Limited

●	Aberdeen Standard WTI Crude Oil Fund Limited (formerly Aberdeen Standard Energy Longer Dated Fund Limited)

●	Aberdeen Standard Bloomberg Energy Commodity Strategy K-1 Free ETF [not operational]

●	Aberdeen Standard Energy Fund Limited

Willis Limited WLM 0801 Willis Internal Ref 0001	1

Willis Limited FINEX Global

CONTRACT ENDORSEMENT

UNIQUE MARKET REFERENCE:	B080141967P21

ENDORSEMENT REFERENCE:	0001

●	Aberdeen Standard Bloomberg Agriculture Commodity Strategy K-1 Free ETF [not operational]

●	Aberdeen Standard Agriculture Fund Limited

●	Aberdeen Bloomberg Industrial Metals Strategy K-1 Free ETF (BCIM)

All other terms, conditions and exclusions remain unchanged

2.	Clause 19.1 in Section 19. Acquisition or Creation of Funds/Name Changes is deleted and replaced with the following:

19.1       If during the Policy Period, the Named Insured creates or acquires a Fund and if the total consolidated assets of such Fund are less than or equal to the amount set forth in Item 8 of the Declarations then, subject to all the other provisions of this policy, coverage shall automatically apply to any Claim involving such Fund.

All other terms and conditions remain unaltered.

Willis Limited WLM 0801 Willis Internal Ref 0001	2

Willis Limited FINEX Global

CONTRACT ENDORSEMENT

UNIQUE MARKET REFERENCE:	B080141967P21

ENDORSEMENT REFERENCE:	0001

CONTRACT ADMINISTRATION AND ADVISORY SECTIONS

SETTLEMENT
DUE DATE:

In the absence of an insurer(s) specified Settlement Due Date, the Settlement Due Date will be calculated by applying the terms of trade for the inception premium to whichever is the later of either:

1)	the latest effective date of the subject matter of the contract endorsement; or

2)	the date on which the final insurer(s) agreement is obtained.

AGREEMENT

GENERAL UNDERWRITERS AGREEMENT (GUA) Each Underwriter’s proportion is several not joint
Slip Leader Only	Slip Leader And Agreement Parties	All Underwriters

Willis Limited WLM 0801 Willis Internal Ref 0001	3

UMR: B080141967P21

SECURITY DETAILS

Endorsement Version Date	27 Oct 2021 14:53

Endorsement Status	Completed

UMR	B080141967P21

Broker Endorsement Reference	BCIM - new fund included

Endorsement Name	BCIM - new fund included

(Re)Insured	Standard Life Investments - ETF Funds

Agreement Practice	Each for own part

Agreement Instructions

CONFIRMATION OF AGREEMENT BY REQUIRED AGREEMENT PARTIES:

Agreement Party To All Endorsements	Agreed 01 Nov 2021 14:25

Underwriter Company	Underwriter	Stamp	Underwriter Ref
Liberty Specialty Markets	Peter Vamvakidis	Lloyd's Underwriter Syndicate No. 4472 LIB, London, England	241417/01/21/9L 241417/02/21/9M

Agreement Party To All Endorsements	Agreed 29 Oct 2021 09:34

Underwriter Company	Underwriter	Stamp	Underwriter Ref
K2 Insurance International	Mike Butcher	K2 Financial Ltd Facility K2 FI Consortium 9375. All underwriters as per LPSO Registered Consortium No 9375	AWA687A21AA

Market Endorsement - Security Details	Page 1 of 1	01 November 2021 14:25:08
Policy No.: 41967P21

abrdn ETFs

712 Fifth Avenue – 49th Floor

New York, New York 10019

SECRETARY’S CERTIFICATE

The undersigned hereby certifies that she is the Secretary of abrdn ETFs, a Delaware statutory trust (the “Trust”), and further certifies that:

1.	The following is a true and correct extract from the unanimous written consent of the Board of Trustees of the Trust (the “Board”) on the 25th day of October, 2021 and that such resolutions are in full force and effect:

Approval of Fidelity Bond

RESOLVED, that the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940 (the “1940 Act”) (the “Independent Trustees”), hereby approves and ratifies the amendment of the Trust’s fidelity bond issued by K2 Financial Ltd 9375 (formerly, Pioneer Consortium) for a one-year period from April 27, 2021 to April 27, 2022, in order to increase the amount of coverage from $750,000 to $1,000,000 effective October 18, 2021; and it is

FURTHER RESOLVED, that the Board finds the increased coverage provided by the amended bond in the aggregate amount of $1,000,000 is reasonable in form and amount after having given due consideration to all factors deemed relevant by the Board, including, but not limited to, (i) the expected value of the aggregate assets of the Trust to which any officer or employee of the Trust may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Trust’s portfolios; and it is

FURTHER RESOLVED, that the Board, including the Independent Trustees, hereby determines that the additional premium of $1,750 (paid by the Trust’s Advisor) for the increase in coverage (which is in addition to the premium of $5,274 previously paid by the Advisor for the policy period covering April 27, 2021 to April 27, 2022) under the amended bond is fair and reasonable and that the additional premium be, and it hereby is, approved and ratified; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to increase the amount of the bond coverage from time to time, if necessary, to ensure adequate coverage based upon the value of the Trust’s assets and to enable the Trust to remain in compliance with the 1940 Act and the rules promulgated thereunder; and it is

FURTHER RESOLVED, that the Secretary of the Trust or his or her delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is

FURTHER RESOLVED, that all payments made and such other actions taken by the officers of the Trust, in the name and on behalf of the Trust, as was necessary or appropriate in connection with or in furtherance of the foregoing resolutions be, and hereby are, ratified.

2.	The additional premium has been paid with respect to the amendment of the Bond effective October 18, 2021.

IN WITNESS WHEREOF, I have executed this Certificate as of November 15, 2021.

/s/ Megan Kennedy
Megan Kennedy
Secretary